990 Town and Country Boulevard Houston, TX 77024-2217 Telephone: 713-629-6600

June 17, 2022

Via EDGAR
Wei Lu
Staff Accountant
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Marathon Oil Corporation
    Form 10-K for Fiscal Year Ended December 31, 2021
    Filed February 17, 2022
    Form 8-K filed May 4, 2022
    File No. 001-05153

Dear Ms. Lu,

Set forth below is the response from Marathon Oil Corporation (“Marathon Oil”) to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated May 26, 2022 (the “Comment Letter”), concerning Marathon Oil’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Form 8-K filed May 4, 2022.

For convenience of the Staff’s review, we have set forth below in bold type the numbered comment of the Staff in the Comment Letter, with Marathon Oil’s response thereto immediately following the comment.

Form 8-K filed May 4, 2022

Exhibit 99.1

1.We note your response to prior comment 1 and the discussion in your press release for the first quarter ending March 31, 2022. Throughout the bullet point section, non-GAAP measures, such as adjusted free cash flow, are used to highlight your current and expected results and accomplishments. Please revise this presentation to include similar discussion and analysis of the comparable GAAP measures with equal or greater prominence. Refer to the last bullet of Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We acknowledge the Staff’s comment and we will ensure that in future earnings releases discussion and analysis of the comparable GAAP measures is displayed with equal or greater prominence as compared to discussion and analysis of our non-GAAP measures and that all non-GAAP measures are defined and reconciled. Using our earnings release for the first quarter ending March 31, 2022 for illustrative purposes, please see below for an example of how we propose to revise our presentation of this information in future earnings releases, beginning with our earnings release for the second quarter ending June 30, 2022. We respectfully request that you note that the example provided below is for illustrative purposes only, and future earnings releases may or may not contain similar financial measures and discussion; however, we confirm that in our future earnings releases discussion and analysis of the comparable GAAP measures will be displayed with equal or greater prominence as compared to discussion and analysis of our non-GAAP measures and that all non-GAAP measures will be defined and reconciled.

Please note we have excluded from the example below the new and amended reconciliation tables for non-GAAP measures, which will be included in future earnings releases.

Example disclosure:

*****
“HOUSTON, May 4, 2022 - Marathon Oil Corporation (NYSE:MRO) reported first quarter 2022 net income of $1,304 million, or $1.78 per diluted share, which includes the impact of certain items not typically represented in analysts' earnings estimates and that would otherwise affect comparability of results. The adjusted net income was $749 million, or $1.02 per diluted share. Net operating cash flow was $1,067 million, or $1,280 million before changes in working capital (adjusted CFO). Free cash flow was $735 million, or $940 million before changes in working capital and including E.G. distribution (adjusted free cash flow).
•Outstanding first quarter financial delivery highlighted by $940 million of adjusted free cash flow at 27% reinvestment rate
–Returned 50% of first quarter adjusted CFO to equity investors through $592 million of share repurchases and $52 million base dividend
–First quarter oil-equivalent production of 345,000 net boed; oil production of 168,000 net bopd
•Continue to build on peer-leading return of capital track record, exceeding minimum commitment to return at least 40% of adjusted CFO to equity investors
–Returned approximately 60% of adjusted CFO to equity investors through share repurchases and dividends over trailing two quarters
–Executed $1.6 billion of share repurchases since October 1st, reducing share count by 11%; includes $900 million of share repurchases year-to-date1
–Board of Directors approved increasing share repurchase authorization to $2.5 billion as of May 4th
–Raised quarterly base dividend by approximately 15%; fifth consecutive quarterly base dividend raise for cumulative increase of 167% since beginning of 2021
•Expect $4.5 billion of 2022 free cash flow at a reinvestment rate of approximately 20% on a $1.3 billion capital budget, assuming $100/bbl WTI and $6/MMBtu Henry Hub
–Uplift of $1.3 billion in free cash flow from original 2022 financial outlook at $80/bbl WTI and $4/MMBtu Henry Hub and a reduction in the Company’s expected reinvestment rate
–Updated 2022 capital budget incorporates 8% inflation adjustment to reflect sustained $100/bbl WTI and $6/MMBtu commodity price environment
–Raising 2022 Equatorial Guinea equity income guidance by $200 million”
*****

If you have any questions, please do not hesitate to contact the undersigned at 713-296-4423.

Very truly yours,

/s/ Rob L. White
Rob L. White
Vice President, Controller and Chief Accounting Officer
Marathon Oil Corporation